UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934.

File Number: 333-182530

Superior Energy Services, Inc.

SESI, L.L.C.

1105 Peters Road, L.L.C.

Advanced Oilwell Services, Inc.

A&W Water Service, Inc.

AWS, Inc.

Blowout Tools, Inc.

CES Mid-Continent Hamm, LLC

CES Rockies, Inc.

Complete Energy, LLC

Concentric Pipe and Tool Rentals, L.L.C.

Connection Technology, L.L.C.

CSI Technologies, LLC

Drilling Logistics, L.L.C.

Fastorq, L.L.C.

Hamm & Phillips Service Company, Inc.

H.B. Rentals, L.C.

Integrated Production Services, Inc.

International Snubbing Services, L.L.C.

LEED Tool Corporation

Monument Well Service Co.

Non-Magnetic Rental Tools, L.L.C.

Production Management Industries, L.L.C.

Pumpco Energy Services, Inc.

Rising Star Services, L.P.

SEMO, L.L.C.

SEMSE, L.L.C.

SPN Fairway Acquisition, Inc.

Stabil Drill Specialties, L.L.C.

Stride Well Service Company, Inc.

Sub-Surface Tools, L.L.C.

Superior Holding, Inc.

Superior Energy Services, L.L.C.

Superior Energy Services Colombia, L.L.C.

Superior Inspection Services, L.L.C.

Texas CES, Inc.

Turner Energy Services, LLC

Warrior Energy Services Corporation

Wild Well Control, Inc.

Workstrings International, L.L.C.

(Exact name of registrants, as specified in their charter)

11000 Equity Drive, Suite 300, Houston, Texas 77041 (281) 999-0047

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.125% Senior Notes due 2021 and Guarantees

(Title of each class of securities covered by this Form)

Common Stock, $.001 par value, of Superior Energy Services, Inc.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒
Rule 12g-4(a)(2)(ii)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 47 holders of 7.125% Senior Notes due 2021

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the companies set forth below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 11, 2013	SUPERIOR ENERGY SERVICES, INC.

	By:	/s/ Robert S. Taylor
	Name:	Robert S. Taylor
	Title:	Chief Financial Officer, Executive Vice President and Treasurer

SESI, L.L.C. By: SUPERIOR ENERGY SERVICES, INC.,
its Managing Member

	By:	/s/ Robert S. Taylor
	Name:	Robert S. Taylor
	Title:	Chief Financial Officer, Executive Vice President and Treasurer

1105 PETERS ROAD, L.L.C.

ADVANCED OILWELL SERVICES, INC.

A&W WATER SERVICE, INC.

AWS, INC.

BLOWOUT TOOLS, INC.

CES MID-CONTINENT HAMM, LLC

CES ROCKIES, INC.

COMPLETE ENERGY, LLC

CONCENTRIC PIPE AND TOOL RENTALS, L.L.C.

CONNECTION TECHNOLOGY, L.L.C.

CSI TECHNOLOGIES, LLC

DRILLING LOGISTICS, L.L.C.

FASTORQ, L.L.C.

HAMM & PHILLIPS SERVICE COMPANY, INC.

H.B. RENTALS, L.C.

INTEGRATED PRODUCTION SERVICES, INC.

INTERNATIONAL SNUBBING SERVICES, L.L.C.

LEED TOOL CORPORATION

MONUMENT WELL SERVICE CO.

NON-MAGNETIC RENTAL TOOLS, L.L.C.

PRODUCTION MANAGEMENT INDUSTRIES, L.L.C.

PUMPCO ENERGY SERVICES, INC.

RISING STAR SERVICES, L.P.

SEMO, L.L.C.

SEMSE, L.L.C.

SPN FAIRWAY ACQUISITION, INC.

STABIL DRILL SPECIALTIES, L.L.C.

STRIDE WELL SERVICE COMPANY, INC.

SUB-SURFACE TOOLS, L.L.C.

SUPERIOR HOLDING, INC.

SUPERIOR ENERGY SERVICES, L.L.C.

SUPERIOR ENERGY SERVICES COLOMBIA, L.L.C.

SUPERIOR INSPECTION SERVICES, L.L.C.

TEXAS CES, INC.

TURNER ENERGY SERVICES, LLC

WARRIOR ENERGY SERVICES CORPORATION

WILD WELL CONTROL, INC.

WORKSTRINGS INTERNATIONAL, L.L.C.

By:	/s/ Robert S. Taylor
Name:	Robert S. Taylor
Title:	Authorized Representative